Ex-99.h.3.B

AMENDMENT TO ADMINISTRATION AND FUND ACCOUNTING AGREEMENT

This amendment (the “Amendment”) is effective as of June 18, 2014, by and between Scout Funds, a Delaware statutory trust (the “Trust”), and UMB Fund Services, Inc., a Wisconsin corporation (“Administrator”).

WHEREAS, the Trust and Administrator entered into an Administration and Fund Accounting Agreement dated April 1, 2005 (the “Agreement”); and

WHEREAS, Sec. 6(b) of the Agreement provides that the Agreement may be amended by a written instrument signed by the Trust and Administrator.

WHEREAS, the Trust and Administrator now wish to amend Sec. 3(a) of the Agreement.

NOW THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Trust and Administrator agree as follows:

1.           Unless otherwise noted or amended herein, all terms used in this Amendment shall have the same meaning as in the Agreement.

2.           Section 3(a) of the Agreement is deleted in its entirety and replaced with the following:

In consideration of the services rendered pursuant to this Agreement, the Trust will pay the Administrator a fee, computed daily and payable monthly based on average daily net assets, plus out-of-pocket expenses, each as provided in Schedule C hereto.  Fees shall be earned and paid monthly in an amount equal to at least 1/12th of the applicable annual fee.  Basis point fees and minimum annual fees apply separately to each Fund, and average net assets are not aggregated in calculating the applicable basis point fee per Fund or the applicable minimum.  Fees shall be adjusted in accordance with Schedule C or as otherwise agreed to by the parties from time to time.  The parties may amend this Agreement to include fees for any additional services requested by the Trust, enhancements to current services, or to add Funds for which the Administrator has been retained.  The Trust agrees to pay the Administrator’s then current rate for additional services provided, or for enhancements to existing services currently provided, after the execution of this Agreement.

3.           Except to the extent modified by this Amendment, the remaining provisions of the Agreement shall remain in full force and effect.  In the event of a conflict between the provisions of the Agreement and those of this Amendment, the Amendment shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

Scout Funds	UMB Fund Services, Inc.

By: /s/ Andrew J. Iseman	By: /s/Terry Gallagher

Name: Andrew J. Iseman	Name: Terry Gallagher

Title: President	Title: EVP